UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2021
Commission file number 1-32479
  _____________________________________________________________
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2021

ITEM 1 – FINANCIAL STATEMENTS
TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. Dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Voyage revenues (notes 6 and 10a)	148,769	148,205	301,571	288,092
Voyage expenses	(6,360)	(5,329)	(13,543)	(7,646)
Vessel operating expenses (note 10a)	(32,536)	(28,407)	(62,625)	(54,511)
Time-charter hire expenses (notes 5b and 10a)	(5,867)	(5,368)	(11,717)	(11,290)
Depreciation and amortization	(32,349)	(31,629)	(64,251)	(64,268)
General and administrative expenses (note 10a)	(6,921)	(7,883)	(14,088)	(14,050)
Write-down of vessels (note 14)	—	—	—	(45,000)
Income from vessel operations	64,736	69,589	135,347	91,327
Equity income (notes 7 and 10a)	28,940	32,155	66,456	32,528
Interest expense	(30,084)	(35,143)	(59,736)	(71,847)
Interest income (note 7)	1,302	1,697	3,308	4,067
Realized and unrealized (loss) gain on non-designated derivative instruments (note 11)	(2,870)	(8,516)	3,748	(28,987)
Foreign currency exchange (loss) gain (notes 8 and 11)	(2,843)	(11,624)	4,117	(6,885)
Other expense (note 3b)	(1,088)	(679)	(4,857)	(1,040)
Net income before income tax expense	58,093	47,479	148,383	19,163
Income tax (expense) recovery (note 9)	(1,815)	1,804	(1,038)	(708)
Net income	56,278	49,283	147,345	18,455
Non-controlling interest in net income	2,990	4,349	6,466	6,515
Preferred unitholders' interest in net income	6,425	6,425	12,850	12,850
General partner's interest in net income (loss)	823	713	2,249	(76)
Limited partners’ interest in net income (loss)	46,040	37,796	125,780	(834)
Limited partners’ interest in net income (loss) per common unit (note 13):
• Basic	0.53	0.46	1.45	(0.01)
• Diluted	0.53	0.46	1.44	(0.01)
Weighted-average number of common units outstanding (note 13):
• Basic	86,970,999	82,197,665	86,963,374	79,629,623
• Diluted	87,133,146	82,262,235	87,112,516	79,629,623

Related party transactions (note 10)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Net income	56,278	49,283	147,345	18,455
Other comprehensive (loss) income:
Other comprehensive (loss) income before reclassifications
Unrealized (loss) gain on qualifying cash flow hedging instruments, net of tax	(16,948)	(11,081)	21,059	(68,634)
Amounts reclassified from accumulated other comprehensive loss, net of tax
To equity income:
Realized loss on qualifying cash flow hedging instruments	5,096	2,427	10,078	5,931
To interest expense:
Realized loss on qualifying cash flow hedging instruments (note 11)	825	482	1,640	634
Other comprehensive (loss) income	(11,027)	(8,172)	32,777	(62,069)
Comprehensive income (loss)	45,251	41,111	180,122	(43,614)
Non-controlling interest in comprehensive income	2,860	4,033	7,679	3,447
Preferred unitholders' interest in comprehensive income	6,425	6,425	12,850	12,850
General and limited partners' interest in comprehensive income (loss)	35,966	30,653	159,593	(59,911)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except unit data)

	As at June 30, 2021	As at December 31, 2020
	$	$
ASSETS
Current
Cash and cash equivalents	144,206	206,762
Restricted cash – current (note 15)	8,610	8,358
Accounts receivable, including non-trade of $5,800 (2020 – $5,411)	12,230	7,631
Prepaid expenses	11,948	9,259
Current portion of derivative assets (note 11)	258	—
Current portion of net investments in direct financing leases, net (notes 3b and 6)	14,285	13,969
Current portion of advances to equity-accounted joint ventures, net (notes 3b and 7)	8,160	10,991
Advances to affiliates (note 10b)	6,940	4,924
Other current assets	3,071	237
Total current assets	209,708	262,131
Restricted cash – long-term (note 15)	37,384	42,823
Vessels and equipment
At cost, less accumulated depreciation of $780,251 (2020 – $744,258)	1,197,551	1,220,355
Vessels related to finance leases, at cost, less accumulated depreciation of $181,165 (2020 – $157,386) (note 5a)	1,644,654	1,654,814
Operating lease right-of-use assets (note 5b)	13,887	20,750
Total vessels and equipment	2,856,092	2,895,919
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,117,271	1,056,792
Net investments in direct financing leases, net (notes 3b and 6)	487,276	500,101
Other assets	26,386	22,382
Derivative assets (note 11)	6,925	4,505
Intangible assets, net	30,082	34,510
Goodwill	34,841	34,841
Total assets	4,805,965	4,854,004
LIABILITIES AND EQUITY
Current
Accounts payable	3,721	4,883
Accrued liabilities (note 11)	64,113	81,706
Unearned revenue (note 6)	17,800	30,254
Current portion of long-term debt (note 8)	355,081	250,508
Current obligations related to finance leases (note 5a)	72,925	71,932
Current portion of operating lease liabilities (note 5b)	13,887	14,003
Current portion of derivative liabilities (note 11)	26,375	56,925
Advances from affiliates (note 10b)	8,086	11,047
Total current liabilities	561,988	521,258
Long-term debt (note 8)	1,062,298	1,221,705
Long-term obligations related to finance leases (note 5a)	1,232,130	1,268,990
Long-term operating lease liabilities (note 5b)	—	6,747
Other long-term liabilities (notes 3b and 12b)	56,104	56,063
Derivative liabilities (note 11)	29,131	32,971
Total liabilities	2,941,651	3,107,734
Commitments and contingencies (notes 5, 7, 8, 11 and 12)
Equity
Limited partners - common units (Unlimited units authorized; 87.0 million units issued and outstanding at June 30, 2021 and December 31, 2020)	1,545,448	1,465,408
Limited partners - preferred units (11.9 million units authorized; 11.8 million units issued and outstanding at June 30, 2021 and December 31, 2020)	285,159	285,159
General partner	47,613	46,182
Accumulated other comprehensive loss	(72,272)	(103,836)
Partners' equity	1,805,948	1,692,913
Non-controlling interest	58,366	53,357
Total equity	1,864,314	1,746,270
Total liabilities and total equity	4,805,965	4,854,004
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Six Months Ended June 30,
	2021	2020
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	147,345	18,455
Non-cash and non-operating items:
Unrealized (gain) loss on non-designated derivative instruments (note 11)	(30,158)	22,173
Depreciation and amortization	64,251	64,268
Write-down of vessels (note 14)	—	45,000
Unrealized foreign currency exchange (gain) loss including the effect of the settlement of cross currency swaps (note 11)	(8,199)	3,660
Equity income, net of distributions received $28,589 (2020 – $14,852)	(37,867)	(17,676)
Amortization of deferred financing issuance costs included in interest expense	2,840	3,001
Change in unrealized credit loss provisions included in other expense (note 3b)	4,417	160
Other non-cash items	1,786	1,663
Change in operating assets and liabilities:
Receipts from direct financing and sales-type leases	7,285	267,463
Expenditures for dry docking	(8,412)	(1,927)
Other operating assets and liabilities	(57,704)	17,621
Net operating cash flow	85,584	423,861
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	212,691	446,650
Scheduled repayments of long-term debt and settlement of related swaps (note 11)	(150,528)	(194,831)
Prepayments of long-term debt	(111,543)	(525,021)
Financing issuance costs	(2,461)	(2,601)
Scheduled repayments of obligations related to finance leases	(35,867)	(34,893)
Repurchase of common units (note 13)	—	(15,635)
Cash distributions paid	(60,426)	(47,295)
Dividends paid to non-controlling interests	(2,670)	—
Acquisition of non-controlling interest in certain of the Partnership's subsidiaries (note 10d)	—	(2,219)
Net financing cash flow	(150,804)	(375,845)
INVESTING ACTIVITIES
Expenditures for vessels and equipment	(12,853)	(8,832)
Proceeds from repayments of advances to equity-accounted joint ventures	10,330	—
Net investing cash flow	(2,523)	(8,832)
(Decrease) increase in cash, cash equivalents and restricted cash	(67,743)	39,184
Cash, cash equivalents and restricted cash, beginning of the period	257,943	253,291
Cash, cash equivalents and restricted cash, end of the period	190,200	292,475
Supplemental cash flow information (notes 10c and 15)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2020	86,951	1,465,408	11,800	285,159	46,182	(103,836)	53,357	1,746,270
Net income	—	79,740	—	6,425	1,426	—	3,476	91,067
Other comprehensive income	—	—	—	—	—	42,461	1,343	43,804
Distributions declared:
Common units ($0.25 per unit)	—	(21,738)	—	—	(389)	—	—	(22,127)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Equity-based compensation	13	336	—	—	6	—	—	342
Balance as at March 31, 2021	86,964	1,523,746	11,800	285,159	47,225	(61,375)	58,176	1,852,931
Net income	—	46,040	—	6,425	823	—	2,990	56,278
Other comprehensive loss	—	—	—	—	—	(10,897)	(130)	(11,027)
Distributions declared:
Common units ($0.2875 per unit)	—	(25,002)	—	—	(447)	—	—	(25,449)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Dividends paid to non-controlling interest	—	—	—	—	—	—	(2,670)	(2,670)
Equity-based compensation, net of withholding tax of $0.2 million	20	664	—	—	12	—	—	676
Balance as at June 30, 2021	86,984	1,545,448	11,800	285,159	47,613	(72,272)	58,366	1,864,314

	TOTAL EQUITY
	Partners’ Equity
	Limited Partners
	Common Units	Common Units	Preferred Units	Preferred Units	General Partner	Accumulated Other Comprehensive Loss	Non- controlling Interest	Total
	#	$	#	$	$	$	$	$
Balance as at December 31, 2019	77,510	1,543,598	11,800	285,159	50,241	(57,312)	55,289	1,876,975
Net (loss) income	—	(38,630)	—	6,425	(789)	—	2,166	(30,828)
Other comprehensive loss	—	—	—	—	—	(51,145)	(2,752)	(53,897)
Distributions declared:
Common units ($0.19 per unit)	—	(14,713)	—	—	(300)	—	—	(15,013)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Change in accounting policy	—	(49,810)	—	—	(1,016)	—	(2,474)	(53,300)
Equity-based compensation	35	208	—	—	4	—	—	212
Other (note 10d)	—	629	—	—	12	—	(179)	462
Repurchase of common units (note 13)	(1,373)	(15,322)	—	—	(313)	—	—	(15,635)
Balance as at March 31, 2020	76,172	1,425,960	11,800	285,159	47,839	(108,457)	52,050	1,702,551
Net income	—	37,796	—	6,425	713	—	4,349	49,283
Other comprehensive loss	—	—	—	—	—	(7,856)	(316)	(8,172)
Distributions declared:
Common units ($0.25 per unit)	—	(19,043)	—	—	(389)	—	—	(19,432)
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,812)	—	—	—	(2,812)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,613)	—	—	—	(3,613)
Equity-based compensation, net of withholding tax of $0.4 million	6	669	—	—	13	—	—	682
Issuance of common units (notes 10c and 13)	10,750	2,308	—	—	(2,308)	—	—	—
Balance as at June 30, 2020	86,928	1,447,690	11,800	285,159	45,868	(116,313)	56,083	1,718,487
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

1.Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay LNG Partners L.P. (or the Partnership), which is a limited partnership formed under the laws of the Republic of the Marshall Islands, its wholly-owned and controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited interim consolidated financial statements should be read in conjunction with the Partnership’s audited consolidated financial statements for the year ended December 31, 2020, which were included in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the U.S. Securities and Exchange Commission (or SEC) on April 1, 2021. In the opinion of management of Teekay GP L.L.C., the general partner of the Partnership (or the General Partner), these unaudited interim consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative liabilities could vary by material amounts prior to their settlement.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. While the Partnership has experienced some logistical challenges across its fleet due to COVID-19, the Partnership has not yet experienced any material negative financial impacts to its results of operations or financial position for the periods covered by these consolidated financial statements as a result of COVID-19, other than the COVID-19 global pandemic being a contributing factor to the write-down of six of the Partnership's multi-gas vessels during the six months ended June 30, 2020 as described in Note 14. Given the dynamic nature of the COVID-19 global pandemic, the full extent to which the COVID-19 global pandemic may have material direct or indirect impact on the Partnership's business and the related financial reporting implications cannot be reasonably estimated at this time, although it could materially affect the business, results of operations and financial condition in the future.

2.Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The Partnership adopted this update on January 1, 2021. The adoption did not have an impact on the Partnership's consolidated financial statements and related disclosures.
In March 2020, the FASB issued ASU 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or "LIBOR"). This ASU applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. This ASU is effective through December 31, 2022. The Partnership is currently evaluating the effect of adopting this new guidance.
3.    Fair Value Measurements and Financial Instruments

a) Fair Value Measurements

For a description of how the Partnership estimates fair value and for a description of the fair value hierarchy levels, see Item 18 – Financial Statements: Note 3 to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2020. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Partnership’s financial instruments that are not accounted for at fair value on a recurring basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

		June 30, 2021		December 31, 2020
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 15)	Level 1	190,200	190,200	257,943	257,943
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	1,363	1,363	—	—
Interest rate swap agreements – liabilities	Level 2	(40,048)	(40,048)	(75,468)	(75,468)
Cross currency swap agreements – assets	Level 2	5,820	5,820	4,505	4,505
Cross currency swap agreements – liabilities	Level 2	(18,524)	(18,524)	(20,022)	(20,022)
Non-recurring:
Vessels and equipment	Level 2	—	—	40,717	40,717
Other:
Loans to equity-accounted joint ventures (note 7)	(i)	106,301	(i)	116,632	(i)
Long-term debt – public (note 8)	Level 1	(351,786)	(360,319)	(352,260)	(359,581)
Long-term debt – non-public (note 8)	Level 2	(1,065,593)	(1,084,437)	(1,119,953)	(1,137,050)
Obligations related to finance leases (note 5a)	Level 2	(1,305,055)	(1,386,363)	(1,340,922)	(1,456,927)
(i)The advances to equity-accounted joint ventures together with the Partnership’s equity investments in the joint ventures form the net aggregate carrying value of the Partnership’s interests in the joint ventures in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

b) Credit Losses

For a description of the Partnership's exposure to potential credit losses under ASC 326, see Item 18 – Financial Statements: Note 3b to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2020.

The following table includes the amortized cost basis of the Partnership’s direct interests in financing receivables and net investment in direct financing leases by class of financing receivables and by period of origination and their associated credit quality as at June 30, 2021 and December 31, 2020.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Amortized Cost Basis by Origination Year
	Credit Quality Grade (1)	2020	2018	2016 and prior	Total
As at June 30, 2021		$	$	$	$
Direct financing leases
Tangguh Hiri and Tangguh Sago	Performing	—	—	326,166	326,166
Bahrain Spirit	Performing	—	210,795	—	210,795
		—	210,795	326,166	536,961
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	32,266	32,266
Bahrain LNG Joint Venture	Performing	—	—	73,375	73,375
Other	Performing	660	—	—	660
		660	—	105,641	106,301
		660	210,795	431,807	643,262
As at December 31, 2020
Direct financing leases
Tangguh Hiri and Tangguh Sago	Performing	—	—	332,308	332,308
Bahrain Spirit	Performing	—	211,939	—	211,939
		—	211,939	332,308	544,247
Loans to equity-accounted joint ventures
Exmar LPG Joint Venture	Performing	—	—	42,266	42,266
Bahrain LNG Joint Venture	Performing	—	—	73,375	73,375
Other	Performing	991	—	—	991
		991	—	115,641	116,632
		991	211,939	447,949	660,879

(1)For a description of how the Partnership's credit quality grades are determined see Item 18 – Financial Statements: Note 3b to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2020. As at June 30, 2021 and December 31, 2020, all direct financing and sales-type leases held by the Partnership and the Partnership’s equity-accounted joint ventures had a credit quality grade of performing.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Changes in the Partnership's allowance for credit losses for the three and six months ended June 30, 2021 and 2020 are as follows:

	Direct Financing Leases (1) (2) $	Direct Financing and Sales-Type Leases and Other within Equity-Accounted Joint Ventures (1) (2) $	Loans to Equity-Accounted Joint Ventures (1) $	Guarantees of Debt (1) $	Total $
Three and Six Months Ended June 30, 2021
As at December 31, 2020	30,177	54,937	4,726	2,080	91,920
Provision for (reversal of) potential credit losses	4,436	6,677	(981)	218	10,350
As at March 31, 2021	34,613	61,614	3,745	2,298	102,270
Provision for (reversal of) potential credit losses	787	722	255	(298)	1,466
As at June 30, 2021	35,400	62,336	4,000	2,000	103,736

Three and Six Months Ended June 30, 2020
As at January 1, 2020	11,155	36,292	3,714	2,139	53,300
(Reversal of) provision for potential credit losses	(100)	8,980	—	—	8,880
As at March 31, 2020	11,055	45,272	3,714	2,139	62,180
Provision for (reversal of) potential credit losses	465	(423)	83	(288)	(163)
As at June 30, 2020	11,520	44,849	3,797	1,851	62,017

(1)For a description of how the credit loss provision for direct financing leases, direct financing and sales-type leases and other within equity-accounted joint ventures, loans to equity-accounted joint ventures and guarantees of debt was determined for the three and six months ended June 30, 2021 and 2020, see Item 18 – Financial Statements: Note 3b to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2020.

(2)The change in credit loss provision of $0.8 million and $5.2 million for the Partnership's consolidated vessels for the three and six months ended June 30, 2021, respectively ($0.5 million and $0.4 million for the three and six months ended June 30, 2020, respectively), was included in other expense in the Partnership's consolidated statements of income. The change in the credit loss provision for the six months ended June 30, 2021 primarily reflects a decline in the estimated charter-free valuations for certain types of its liquefied natural gas (or LNG) carriers at the end of their time-charter contract which are accounted for as direct financing leases. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.
The change in credit loss provision of $0.7 million and $7.4 million for the three and six months ended June 30, 2021, respectively ($(0.4) million and $8.6 million for the three and six months ended June 30, 2020, respectively), relating to the direct financing and sales-type leases and other within the Partnership's equity-accounted joint ventures was included in equity income in the Partnership's consolidated statements of income. The change in credit loss provision for the six months ended June 30, 2021 primarily reflects a decline in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contract, which are accounted for as direct financing and sales-type leases.
The changes in the credit loss provision for the Partnership's consolidated vessels and the vessels within the Partnership's equity-accounted joint ventures for the six months ended June 30, 2021 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the year.

4.    Segment Reporting

The following tables include results for the Partnership’s segments for the periods presented in these unaudited consolidated financial statements.

	Three Months Ended June 30,
	2021			2020
	LNG Segment $	LPG Segment $	Total $	LNG Segment $	LPG Segment $	Total $
Voyage revenues	136,764	12,005	148,769	137,822	10,383	148,205
Voyage expenses	(841)	(5,519)	(6,360)	(806)	(4,523)	(5,329)
Vessel operating expenses	(27,260)	(5,276)	(32,536)	(24,599)	(3,808)	(28,407)
Time-charter hire expenses	(5,867)	—	(5,867)	(5,368)	—	(5,368)
Depreciation and amortization	(30,660)	(1,689)	(32,349)	(30,566)	(1,063)	(31,629)
General and administrative expenses(i)	(6,268)	(653)	(6,921)	(7,251)	(632)	(7,883)
Income (loss) from vessel operations	65,868	(1,132)	64,736	69,232	357	69,589
Equity income	26,000	2,940	28,940	27,795	4,360	32,155

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Six Months Ended June 30,
	2021			2020
	LNG Segment $	LPG Segment $	Total $	LNG Segment $	LPG Segment $	Total $
Voyage revenues	278,180	23,391	301,571	270,392	17,700	288,092
Voyage expenses	(2,970)	(10,573)	(13,543)	(1,835)	(5,811)	(7,646)
Vessel operating expenses	(52,843)	(9,782)	(62,625)	(46,691)	(7,820)	(54,511)
Time-charter hire expenses	(11,717)	—	(11,717)	(11,290)	—	(11,290)
Depreciation and amortization	(60,892)	(3,359)	(64,251)	(61,158)	(3,110)	(64,268)
General and administrative expenses(i)	(12,871)	(1,217)	(14,088)	(13,004)	(1,046)	(14,050)
Write-down of vessels	—	—	—	—	(45,000)	(45,000)
Income (loss) from vessel operations	136,887	(1,540)	135,347	136,414	(45,087)	91,327
Equity income	58,939	7,517	66,456	27,977	4,551	32,528
(i)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to consolidated total assets presented in the Partnership's consolidated balance sheets is as follows:

	June 30, 2021	December 31, 2020
	$	$
Total assets of the LNG segment	4,411,512	4,395,336
Total assets of the LPG segment	243,307	246,982
Unallocated:
Cash and cash equivalents	144,206	206,762
Advances to affiliates	6,940	4,924
Consolidated total assets	4,805,965	4,854,004

5.    Chartered-in Vessels

a) Obligations related to Finance Leases

	June 30, 2021	December 31, 2020
	$	$
Total obligations related to finance leases	1,305,055	1,340,922
Less current portion	(72,925)	(71,932)
Long-term obligations related to finance leases	1,232,130	1,268,990

As at June 30, 2021 and December 31, 2020, the Partnership was a party to finance leases on nine LNG carriers. These nine LNG carriers were sold by the Partnership to third parties (or Lessors) and leased back under 7.5 to 15-year bareboat charter contracts ending in 2026 through 2034. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.1%. The bareboat charter contracts are presented as obligations related to finance leases on the Partnership's consolidated balance sheets and have purchase obligations at the end of the lease terms.

The obligations of the Partnership under the bareboat charter contracts for the nine LNG carriers are guaranteed by the Partnership. The guarantee agreements require the Partnership to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage. As at June 30, 2021, the Partnership was in compliance with all covenants in respect of the obligations related to its finance leases.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

As at June 30, 2021, the remaining commitments related to the financial liabilities of these nine LNG carriers, including the amounts to be paid for the related purchase obligations, approximated $1.7 billion, including imputed interest of $366.8 million, repayable for the remainder of 2021 through 2034, as indicated below:

Commitments as at June 30, 2021
Year	$
Remainder of 2021	69,063
2022	136,959
2023	135,459
2024	132,011
2025	129,725
Thereafter	1,068,641

b) Operating Leases

The Partnership has chartered a vessel from its 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture) on a time-charter-in contract, whereby the MALT Joint Venture provides use of the vessel to the Partnership and operates the vessel for the Partnership (see Note 10a).

As at June 30, 2021, minimum commitments to be incurred by the Partnership relating to its time-charter-in contract with the MALT Joint Venture were approximately $12.0 million (remainder of 2021) and $11.1 million (2022). These amounts do not include commitments relating to two vessels owned by Teekay BLT Corporation (or the Tangguh Joint Venture) which are described in Note 12b.

6.    Revenue

The Partnership’s primary source of revenue is from chartering its vessels to its customers. The Partnership primarily utilizes two forms of contracts consisting of time-charter contracts and voyage charter contracts. For a description of these contracts, see Item 18 – Financial Statements: Note 6 in the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2020.

Revenue Table

The following tables contain the Partnership’s revenue for the three and six months ended June 30, 2021 and 2020, by contract type and by segment.

	Three Months Ended June 30,
	2021			2020
	LNG Segment $	LPG Segment $	Total $	LNG Segment $	LPG Segment $	Total $
Time charters	133,908	1,687	135,595	135,761	—	135,761
Voyage charters	—	10,318	10,318	—	10,383	10,383
Management fees and other income	2,856	—	2,856	2,061	—	2,061
	136,764	12,005	148,769	137,822	10,383	148,205

	Six Months Ended June 30,
	2021			2020
	LNG Segment $	LPG Segment $	Total $	LNG Segment $	LPG Segment $	Total $
Time charters	273,426	3,806	277,232	266,306	—	266,306
Voyage charters	—	19,585	19,585	—	17,700	17,700
Management fees and other income	4,754	—	4,754	4,086	—	4,086
	278,180	23,391	301,571	270,392	17,700	288,092

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The following table contains the Partnership’s revenue for the three and six months ended June 30, 2021 and 2020, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	126,459	127,289	258,303	246,888
Interest income on lease receivables	12,294	12,595	24,529	25,261
Variable lease payments - cost reimbursements(1)	1,700	1,263	3,145	2,320
	140,453	141,147	285,977	274,469
Non-lease revenue
Non-lease revenue - related to direct financing leases	5,460	4,997	10,840	9,537
Management fees and other income	2,856	2,061	4,754	4,086
	8,316	7,058	15,594	13,623
Total	148,769	148,205	301,571	288,092

(1)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Partnership's customers relating to such costs incurred by the Partnership to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing Leases

As at June 30, 2021 and December 31, 2020, the Partnership had three LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing leases. For a description of the Partnership's LNG carriers accounted for as direct financing leases, see Item 18 – Financial Statements: Note 6 to the Partnership's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2020.

In January 2020, Awilco purchased two LNG carriers classified as sales-type leases, the WilForce and the WilPride, from the Partnership and paid the Partnership the associated purchase obligation amounts, deferred hire amounts and interest on deferred hire amounts, totaling $260.4 million relating to these two vessels.

As at June 30, 2021, estimated lease payments to be received by the Partnership related to its direct financing leases in each of the next five years were approximately $32.3 million (remainder of 2021), $64.2 million (2022), $64.0 million (2023), $64.3 million (2024), $64.2 million (2025) and an aggregate of $446.5 million thereafter. Two leases are expected to end in 2028 and the remaining lease is scheduled to end in 2039.

Operating Leases

As at June 30, 2021, the minimum scheduled future rentals to be received by the Partnership in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $229.1 million (remainder of 2021), $373.0 million (2022), $309.9 million (2023), $252.9 million (2024), and $197.4 million (2025). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Partnership’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on June 30, 2021, variable or contingent rentals, or rentals from contracts which were entered into or commenced after June 30, 2021. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

Contract Liabilities

As at June 30, 2021, the Partnership had $14.0 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2020 – $26.5 million, June 30, 2020 – $26.4 million and December 31, 2019 – $24.9 million). The Partnership recognized $19.9 million and $22.0 million of revenue for the three months ended June 30, 2021 and 2020, respectively, that was recognized as a contract liability at the beginning of such three-month periods. The Partnership recognized $26.5 million and $24.9 million of revenue for the six months ended June 30, 2021 and 2020, respectively, that was recognized as a contract liability at the beginning of such six-month periods.

7. Equity-Accounted Joint Ventures

    For a description of the Partnership's equity-accounted joint ventures, see Item 18 - Financial Statements: Note 7a in the Partnership's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2020. The Partnership's potential credit losses associated with its equity-accounted joint ventures are described in Note 3b and are excluded from the amounts in this note.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

a) As of June 30, 2021, the Partnership had advanced $32.3 million to the Exmar LPG Joint Venture (December 31, 2020 – $42.3 million), in which the Partnership has a 50% ownership interest. These advances bear interest at LIBOR plus 0.50% and have no fixed repayment terms. For the three and six months ended June 30, 2021, interest earned on these loans amounted to $0.1 million and $0.2 million, respectively (three and six months ended June 30, 2020 – $0.3 million and $0.6 million, respectively), and is included in interest income in the Partnership's consolidated statements of income. As of June 30, 2021 and December 31, 2020, the interest receivable on these advances was $nil. These advances were included in current portion of advances to equity-accounted joint ventures, net and in investments in and advances to equity-accounted joint ventures, net in the Partnership’s consolidated balance sheets.

b) As of June 30, 2021 and December 31, 2020, the Partnership had advanced $73.4 million to the Bahrain LNG Joint Venture, in which the Partnership has a 30% ownership interest. These advances bear interest at 6.0%. For the three and six months ended June 30, 2021, interest earned on these advances amounted to $1.2 million and $2.4 million, respectively (three and six months ended June 30, 2020 – $1.1 million and $2.2 million, respectively), and is included in interest income in the Partnership's consolidated statements of income. As of June 30, 2021 and December 31, 2020, the interest receivable on these advances was $7.5 million and $5.1 million, respectively. Both the advances and the accrued interest on these advances were included in investments in and advances to equity-accounted joint ventures, net in the Partnership’s consolidated balance sheets.

c) As of June 30, 2021, the Partnership had advanced $0.7 million to the Angola Joint Venture (December 31, 2020 – $1.0 million), in which the Partnership has a 33% ownership interest. These advances bear interest at LIBOR plus 1.0%. The advances were included in current portion of advances to equity-accounted joint ventures, net in the Partnership’s consolidated balance sheets.

d) The Partnership guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at June 30, 2021 was $1.3 billion. As at June 30, 2021, with the exception of debt service coverage ratio breaches for three of the vessels in the Angola Joint Venture, all of the Partnership's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Partnership guarantees. The Angola Joint Venture expects to obtain a waiver for the covenant requirements that were not met at June 30, 2021 until the next compliance test at December 31, 2021, similar to the waiver obtained in March 2021.

8. Long-Term Debt

	June 30, 2021	December 31, 2020
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due in 2022	105,000	100,000
U.S. Dollar-denominated Term Loans and Bonds due from 2021 to 2030	833,295	873,712
Norwegian Krone-denominated Bonds due from 2021 to 2025	354,486	355,514
Euro-denominated Term Loans due in 2023 and 2024	134,447	152,710
Total principal	1,427,228	1,481,936
Unamortized discount and debt issuance costs	(9,849)	(9,723)
Total debt	1,417,379	1,472,213
Less current portion	(355,081)	(250,508)
Long-term debt	1,062,298	1,221,705

As at June 30, 2021, the Partnership had two revolving credit facilities available, which, as at such date, provided for borrowings of up to $342.7 million (December 31, 2020 – $354.8 million), of which $237.7 million (December 31, 2020 – $254.8 million) was undrawn. Interest payments are based on LIBOR plus a margin, where margins ranged from 1.40% to 2.25%. The amount available under the two revolving credit facilities will be reduced by $12.3 million in 2021 and $330.4 million in 2022, when both revolving credit facilities mature. The revolving credit facilities may be used by the Partnership for general partnership purposes. One of the revolving credit facilities is unsecured, while the other revolving credit facility is collateralized by first-priority mortgages granted on two of the Partnership’s vessels, together with other related security, and includes a guarantee from two of the Partnership's subsidiaries of all outstanding amounts.

As at June 30, 2021, the Partnership had six U.S. Dollar-denominated term loans and bonds outstanding which totaled $833.3 million in aggregate principal amount (December 31, 2020 – $873.7 million). Interest payments on the term loans are based on LIBOR plus a margin, where margins ranged from 1.85% to 3.25% and fixed interest payments on the bonds ranging from 4.11% to 4.41%. The six combined term loans and bonds require quarterly interest and principal payments and five have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the 15 Partnership vessels to which the loans relate, together with certain other related security. In addition, as at June 30, 2021, all of the outstanding term loans were guaranteed by either the Partnership or the ship-owning entities within the RasGas II Joint Venture, in which the Partnership has a 70% ownership interest.

As at June 30, 2021, and December 31, 2020, the Partnership had Norwegian Krone (or NOK) 3.1 billion of senior unsecured bonds in the Norwegian bond market that mature through 2025. As at June 30, 2021, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $354.5 million (December 31, 2020 – $355.5 million). The interest payments on the bonds are based on Norwegian Interbank Offered Rate (or NIBOR) plus a margin, where margins ranged from 4.60% to 6.00%. The Partnership entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at rates ranging from 5.74% to 7.89% and the transfer of principal fixed at $360.5 million upon maturity in exchange for NOK 3.1 billion (see Note 11).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The Partnership had two Euro-denominated term loans outstanding, which as at June 30, 2021, totaled 113.4 million Euros ($134.4 million) (December 31, 2020 – 125.0 million Euros ($152.7 million)). Interest payments for one of the term loans are based on the Euro Interbank Offered Rate (or EURIBOR) plus a margin. Interest payments on the remaining term loan are based on EURIBOR where EURIBOR is limited to zero or above zero values, plus a margin. Margins on the term loans ranged from 0.60% to 1.95%. The term loans require monthly and semi-annual interest and principal payments. The term loans have varying maturities through 2024. The term loans are collateralized by first-priority mortgages on two of the Partnership vessels to which the loans relate, together with certain other related security and are guaranteed by the Partnership and one of its subsidiaries.

The weighted-average interest rates for the Partnership’s long-term debt outstanding as at June 30, 2021 and December 31, 2020 were 3.22% and 3.04%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to economically hedge certain of its floating-rate debt (see Note 11).

All Euro-denominated term loans and NOK-denominated bonds are revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Partnership’s NOK-denominated bonds, the Partnership’s Euro-denominated term loans and restricted cash, and the change in the valuation of the Partnership’s cross currency swaps, the Partnership incurred foreign exchange (losses) gains of $(2.8) million and $(11.6) million for the three months ended June 30, 2021 and 2020, respectively, and $4.1 million and $(6.9) million for the six months ended June 30, 2021 and 2020, respectively.

The aggregate annual long-term debt principal repayments required under the Partnership's revolving credit facilities, loans and bonds subsequent to June 30, 2021 are $195.6 million (remainder of 2021), $213.0 million (2022), $236.4 million (2023), $125.1 million (2024), $187.4 million (2025) and $469.7 million (thereafter).

Certain loan agreements require that (a) the Partnership maintains minimum levels of tangible net worth and aggregate liquidity, (b) the Partnership maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Partnership not exceed a maximum amount of leverage, and (d) certain of the Partnership’s subsidiaries maintain restricted cash deposits. As at June 30, 2021, the Partnership had five credit facilities with an aggregate outstanding loan balance of $525.4 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 115%, 120%, 120% and 135%, which as at June 30, 2021, were 137%, 400%, 145%, 148% and 195%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Partnership based on second-hand sale and purchase market data. Since vessel values can be volatile, the Partnership’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Partnership sold any of the vessels. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at June 30, 2021, the Partnership was in compliance with all covenants relating to the Partnership’s credit facilities and other long-term debt.

9. Income Tax (Expense) Recovery

The components of the provision for income tax (expense) recovery are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Current	(1,264)	1,131	(2,650)	(1,381)
Deferred	(551)	673	1,612	673
Income tax (expense) recovery	(1,815)	1,804	(1,038)	(708)

Included in the Partnership's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. The Partnership does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Partnership reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Partnership may change accordingly.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

10. Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Partnership's related party transactions for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	$	$	$	$
Voyage revenues (i)	10,300	9,200	19,416	18,177
Vessel operating expenses (ii)	(2,886)	(1,337)	(5,158)	(2,733)
Time-charter hire expenses (iii)	(5,867)	(5,368)	(11,717)	(11,290)
General and administrative expenses (iv)	(4,145)	(3,787)	(8,992)	(7,585)
Equity income (v)	602	603	1,198	1,206
(i)In September 2018, the Partnership’s FSU, the Bahrain Spirit, commenced its 21-year charter contract with the Bahrain LNG Joint Venture. Voyage revenues from the charter of the Bahrain Spirit to the Bahrain LNG Joint Venture for the three and six months ended June 30, 2021 amounted to $7.4 million and $14.6 million, respectively ($7.2 million and $14.1 million for the three and six months ended June 30, 2020, respectively). In addition, the Partnership has an operation and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees received in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the three and six months ended June 30, 2021 were $2.9 million and $4.8 million, respectively ($2.0 million and $4.1 million for the three and six months ended June 30, 2020, respectively), and are included in voyage revenues in the Partnership's consolidated statements of income.

(ii)The Partnership and certain of its operating subsidiaries have entered into service agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide to the Partnership and its subsidiaries crew training and technical management services. All costs incurred by these Teekay Corporation subsidiaries related to these services are charged to the Partnership and recorded as part of vessel operating expenses.

(iii)Commencing in September 2018, the Partnership entered into an agreement with the MALT Joint Venture to charter in one of the MALT Joint Venture's LNG carriers, the Magellan Spirit (see Note 5b). The time-charter hire expenses charged for the three and six months ended June 30, 2021 were $5.9 million and $11.7 million, respectively ($5.4 million and $11.3 million for the three and six months ended June 30, 2020, respectively).

(iv)Includes administrative, advisory, business development, commercial and strategic consulting services charged by Teekay Corporation and reimbursements to Teekay Corporation and the Partnership's General Partner for costs incurred on the Partnership's behalf for the conduct of the Partnership's business.

(v)During the three and six months ended June 30, 2021, the Partnership charged fees of $0.6 million and $1.2 million, respectively ($0.6 million and $1.2 million for the three and six months ended June 30, 2020, respectively) to the Yamal LNG Joint Venture relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Partnership’s consolidated statements of income.

b)    As at June 30, 2021 and December 31, 2020, non-interest-bearing advances to affiliates totaled $6.9 million and $4.9 million, respectively, and non-interest-bearing advances from affiliates totaled $8.1 million and $11.0 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under common control with the Partnership.

c)    On May 11, 2020, Teekay Corporation and the Partnership eliminated all of the Partnership's incentive distribution rights, which were held by the General Partner, in exchange for 10.75 million newly-issued common units of the Partnership. This was treated as a non-cash transaction in the Partnership's consolidated statements of cash flows.

d)    In December 2019, as part of dissolving certain of the Partnership's controlled subsidiaries as a result of a simplification transaction, the Partnership acquired the General Partner's 1% non-controlling interest in certain of the Partnership's subsidiaries for an amount initially estimated at $2.7 million. In April 2020, the purchase price was finalized at $2.2 million.

e)    For other transactions with the Partnership's equity-accounted joint ventures not disclosed above, please refer to Note 7.

11. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

From time to time, the Partnership economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at June 30, 2021, the Partnership was not committed to any foreign currency forward contracts.

The Partnership entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Partnership receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Partnership’s NOK-denominated bonds due in 2021, 2023 and

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

2025, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at June 30, 2021.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (Years)
1,200,000	146,500	NIBOR	6.00%	7.72%	(8,667)	0.3
850,000	102,000	NIBOR	4.60%	7.89%	(9,843)	2.2
1,000,000	112,000	NIBOR	5.15%	5.74%	5,806	4.2
					(12,704)

Interest Rate Risk

The Partnership enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Partnership’s exposure to interest rate variability on certain of its outstanding floating-rate debt. As at June 30, 2021, the Partnership was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted- Average Remaining Term (years)	Fixed Interest Rate (i)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	186,745	434	4.7	0.7%
U.S. Dollar-denominated interest rate swaps (iii)	LIBOR	5,356	(69)	0.1	2.8%
U.S. Dollar-denominated interest rate swaps (ii)(iv)	LIBOR	141,386	(2,682)	3.2	1.4%
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	288,510	(22,915)	2.6	3.6%
U.S. Dollar-denominated interest rate swaps (ii)	LIBOR	153,945	(8,814)	5.5	2.3%
EURIBOR-Based Debt:
Euro-denominated interest rate swaps (v)	EURIBOR	62,945	(4,639)	2.2	3.9%
			(38,685)

(i)Excludes the margins the Partnership pays on its floating-rate term loans, which, at June 30, 2021, ranged from 0.60% to 3.25%.
(ii)Principal amount reduces quarterly.
(iii)Principal amount reduces semi-annually.
(iv)These interest rate swaps are subject to mandatory early termination in 2024 whereby the swaps will be settled based on their fair value at that time.
(v)Principal amount reduces monthly.

As at June 30, 2021, the Partnership had multiple interest rate swaps and cross currency swaps with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Partnership’s consolidated balance sheets. As at June 30, 2021, these interest rate swaps and cross currency swaps had an aggregate fair value asset of $6.2 million (December 31, 2020 – $4.5 million) and an aggregate fair value liability of $57.6 million (December 31, 2020 – $73.7 million). As at June 30, 2021, the Partnership had $nil (December 31, 2020 – $3.8 million) on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current and restricted cash – long-term on the Partnership's consolidated balance sheets.

Credit Risk

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Partnership’s consolidated balance sheets.

	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at June 30, 2021
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(63)	(3,077)	(5,673)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	1,363	(2,247)	(12,442)	(16,546)
Cross currency swap agreements	258	5,562	(756)	(10,856)	(6,912)
	258	6,925	(3,066)	(26,375)	(29,131)
As at December 31, 2020
Derivatives designated as a cash flow hedge:
Interest rate swap agreements	—	—	(70)	(3,162)	(9,631)
Derivatives not designated as a cash flow hedge:
Interest rate swap agreements	—	—	(4,823)	(42,329)	(15,453)
Cross currency swap agreements	—	4,505	(701)	(11,434)	(7,887)
	—	4,505	(5,594)	(56,925)	(32,971)

Realized and unrealized (losses) gains relating to non-designated interest rate swap agreements and foreign currency forward contracts are recognized in earnings and reported in realized and unrealized (loss) gain on non-designated derivative instruments in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership’s consolidated statements of income is as follows:

	Three Months Ended June 30,
	2021			2020
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(3,925)	1,055	(2,870)	(3,662)	(4,854)	(8,516)

	Six Months Ended June 30,
	2021			2020
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	(8,398)	30,158	21,760	(6,573)	(22,375)	(28,948)
Interest rate swap agreement termination	(18,012)	—	(18,012)	—	—	—
Foreign currency forward contracts	—	—	—	(241)	202	(39)
	(26,410)	30,158	3,748	(6,814)	(22,173)	(28,987)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

Realized and unrealized (losses) gains relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange (loss) gain in the Partnership’s consolidated statements of income. The effect of the (loss) gain on these derivatives on the Partnership's consolidated statements of income is as follows:

	Three Months Ended June 30,
	2021			2020
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(1,293)	(2,262)	(3,555)	(1,430)	45,881	44,451
Cross currency swap agreements maturity	—	—	—	(33,844)	—	(33,844)
	(1,293)	(2,262)	(3,555)	(35,274)	45,881	10,607

	Six Months Ended June 30,
	2021			2020
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	(2,638)	2,867	229	(3,247)	(3,659)	(6,906)
Cross currency swap agreements maturity	—	—	—	(33,844)	—	(33,844)
	(2,638)	2,867	229	(37,091)	(3,659)	(40,750)

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive (loss) income (or OCI). The following table excludes any interest rate swap agreements designated and qualifying as cash flow hedges in the Partnership’s equity-accounted joint ventures.

Three Months Ended June 30, 2021		Three Months Ended June 30, 2020
Amount of Loss Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Loss Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
(435)	(825)	(1,055)	(482)

Six Months Ended June 30, 2021		Six Months Ended June 30, 2020
Amount of Gain Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Loss Recognized in OCI $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
4,040	(1,640)	(10,226)	(634)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

12. Commitments and Contingencies

a) The Partnership’s share of commitments to fund equipment installation and other construction contract costs as at June 30, 2021 is as follows:

	Total $	Remainder of 2021 $	2022 $
Certain consolidated LNG carriers (i)	27,866	13,012	14,854
Bahrain LNG Joint Venture (ii)	11,339	11,339	—
	39,205	24,351	14,854

(i)In June 2019, the Partnership entered into an agreement with a contractor to supply reliquefaction equipment on certain of the Partnership's LNG carriers in 2021 and 2022, for an estimated installed cost of $54.8 million. As at June 30, 2021, the estimated remaining cost of these installations was $27.9 million.

(ii)The Partnership has a 30% ownership interest in the Bahrain LNG Joint Venture which has an LNG receiving and regasification terminal in Bahrain. As at June 30, 2021, the Partnership's proportionate share of the estimated remaining cost of $11.3 million relates to the final construction installment on the LNG terminal. The Bahrain LNG Joint Venture has remaining undrawn debt financing of $24 million, of which $7 million relates to the Partnership's proportionate share of the construction commitments included in the table above.

b)     The Partnership owns 70% of the Tangguh Joint Venture, which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The amounts referenced in Note 5b do not include the Partnership’s minimum charter hire payments to be paid and received under these leases, which are described in more detail in Item 18 – Financial Statements: Note 14d to the Partnership’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2020. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. As at June 30, 2021, the carrying amount of this estimated tax indemnification obligation relating to the leasing arrangement through the Tangguh Joint Venture was $5.4 million (December 31, 2020 – $5.7 million) and was included as part of other long-term liabilities in the consolidated balance sheets of the Partnership.

c)     Management is required to assess whether the Partnership will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements. The Partnership had a working capital deficit of $352.3 million as at June 30, 2021. This working capital deficit includes $355.1 million related to scheduled maturities and repayments of long-term debt in the 12 months following June 30, 2021. Based on the Partnership’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, the cash distributions it expects to receive from its equity-accounted joint ventures, and an expected debt refinancing which the Partnership considers probable based on its history of refinancing similar debt, the Partnership estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

13. Partnership Units and Net Income (Loss) Per Common Unit

As at June 30, 2021, approximately 58.7% of the Partnership’s common units outstanding were held by the public. The remaining common units, as well as the 1.8% general partner interest, were held by subsidiaries of Teekay Corporation. All of the Partnership's outstanding Series A Cumulative Redeemable Perpetual Preferred Units (or the Series A Preferred Units) and Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (or the Series B Preferred Units) are held by the public.

On May 11, 2020, Teekay Corporation and the Partnership agreed to eliminate all of the Partnership's incentive distribution rights, which were held by the General Partner, in exchange for the issuance to a Teekay Corporation subsidiary of 10.75 million newly-issued common units of the Partnership. The common units were valued at $122.6 million, based on the prevailing unit price at the time of issuance. This transaction has decreased the General Partner’s equity by $2.3 million representing its 1.8% proportionate share of the cost to eliminate the incentive distribution rights. This transaction has increased the limited partners’ equity by $2.3 million, representing the excess value of the common units issued over its 98.2% share of the cost to eliminate the incentive distribution rights. Subsequent to the elimination of the Partnership’s incentive distribution rights, the amount of net income attributable to the limited partners and General Partner is based on the limited partners' and General Partner’s respective ownership percentages.

Net Income (Loss) Per Common Unit

Limited partners' interest in net income (loss) per common unit is determined by dividing net income (loss), after deducting the amount of net income attributable to the non-controlling interests, the General Partner’s interest and the distributions on the Series A and Series B Preferred Units, by the weighted-average number of common units outstanding during the period. The distributions payable on the Series A and Series B Preferred Units for the three and six months ended June 30, 2021 and 2020 were $6.4 million and $12.9 million, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, except unit and per unit data and foreign currency exchange rates or unless otherwise indicated)

	Three Months Ended June 30,
	2021	2020
	$	$
Limited partners' interest in net income for basic net income per common unit	46,040	37,796
Weighted average number of common units	86,970,999	82,197,665
Dilutive effect of unit-based compensation	162,147	64,570
Weighted average number of common units and common unit equivalents	87,133,146	82,262,235
Limited partner's interest in net income per common unit:
Basic	0.53	0.46
Diluted	0.53	0.46

	Six Months Ended June 30,
	2021	2020
	$	$
Limited partners' interest in net income (loss) for basic net income (loss) per common unit	125,780	(834)
Weighted average number of common units	86,963,374	79,629,623
Dilutive effect of unit-based compensation	149,142	—
Weighted average number of common units and common unit equivalents	87,112,516	79,629,623
Limited partner's interest in net income (loss) per common unit:
Basic	1.45	(0.01)
Diluted	1.44	(0.01)

Common Unit Repurchases

In December 2018, the Partnership announced that the General Partner's Board of Directors authorized a common unit repurchase program for the repurchase of up to $100 million of the Partnership's common units. During the six months ended June 30, 2020, the Partnership repurchased 1.4 million common units for $15.3 million, and associated general partnership interest of $0.3 million. Since the announcement of the common unit repurchase program, the Partnership has repurchased a total of 3.6 million common units for a total cost of $44.2 million. As at June 30, 2021, the remaining dollar value of units that may be purchased under the program is approximately $55.8 million.
14. Write-down of Vessels

In March 2020, the carrying values for six of the Partnership's seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit and Sonoma Spirit), were written down to their estimated fair values at that time, using appraised values, primarily due to the lower near-term outlook for these types of vessels partly as a result of the economic environment at that time (including the economic impact of the COVID-19 global pandemic), as well as the Partnership receiving notification that the Partnership's then-existing commercial management agreement with a third-party commercial manager would be terminated and replaced by a new commercial management agreement in September 2020. The total impairment charge of $45.0 million was included in write-down of vessels for the six months ended June 30, 2020 in the Partnership's consolidated statements of income.

15. Supplemental Cash Flow Information

The following is a tabular reconciliation of the Partnership's cash, cash equivalents and restricted cash balances for the periods presented in the Partnership's consolidated statements of cash flows.

	June 30, 2021	December 31, 2020	June 30, 2020	December 31, 2019
	$	$	$	$
Cash and cash equivalents	144,206	206,762	226,328	160,221
Restricted cash – current	8,610	8,358	11,544	53,689
Restricted cash – long-term	37,384	42,823	54,603	39,381
	190,200	257,943	292,475	253,291

The Partnership maintains restricted cash deposits relating to certain term loans, collateral for cross currency swaps (see Note 11), performance bond collateral and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2021
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2020. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “we,” “us” and “our” and similar terms refer to Teekay LNG Partners L.P. and its subsidiaries.

OVERVIEW

Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG) and liquefied petroleum gas (or LPG). As of June 30, 2021, we had a fleet of 47 LNG carriers and 30 LPG/multi-gas carriers. Our ownership interests in these vessels range from 20% to 100%. In addition to our fleet, we have a 30% ownership interest in an LNG receiving and regasification terminal in Bahrain.

SIGNIFICANT DEVELOPMENTS IN 2021

LNG Carriers Charter Contracts

In April 2021, we secured a one-year, fixed-rate charter contract for the Oak Spirit LNG carrier, which commenced in August 2021.

In March 2021, we secured a one-year, spot market-linked charter contract with a one-year extension option at a fixed rate for the Creole Spirit LNG carrier, which commenced in March 2021.

MALT LNG Carriers Charter Contracts

In March 2021, the charterer of the Arwa Spirit exercised its one-year option to extend the charter contract to May 2022 at a fixed-rate and the Methane Spirit's two-year, fixed-rate charter contract, with a one-year extension option, commenced in April 2021. We have a 52% ownership in both of these vessels.

Quarterly Distributions

As part of our balanced capital allocation strategy, we increased our quarterly cash distributions on our common units by 15% from $0.25 per common unit to $0.2875 per common unit commencing with the quarterly distribution paid in May 2021.

Novel Coronavirus (COVID-19) Pandemic

Although global demand for LNG and LPG has remained relatively stable, the COVID-19 global pandemic may result in reduced demand for LNG and LPG in the future. As our business primarily is the transportation of LNG and LPG on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. However, as our business model is to employ our vessels primarily on long-term, fee-based charter contracts, we have not experienced, nor do we expect to experience any significant near-term impact on our results of operations or financial condition absent, among other things, customer defaults or crew health issues.

To date, we have not experienced any COVID-19 cases on board our vessels or any material business interruptions or material negative impact on our cash flows as a result of the COVID-19 global pandemic. Other than being a contributing factor to the non-cash write-down of six of our multi-gas vessels during the six months ended June 30, 2020, as described in "Item 1 – Financial Statements: Note 14 – Write-down of Vessels", and certain logistical challenges relating to crew changes across our fleet, our business remains materially unaffected by the COVID-19 global pandemic. We continue to monitor the potential impact of the COVID-19 global pandemic on us and our industry, including counterparty risk associated with our vessels under contract and the impact on vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels and our onshore staff.

Effects of the COVID-19 global pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for LNG and LPG; operational disruptions to us or our customers due to worker health risks and the effects of regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; potential disruptions, delays or cancellations in the construction of new LNG projects (including production, liquefaction, regasification, storage and distribution facilities), which could reduce our future growth opportunities; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, including the development of variants of the virus, the duration of any potential business disruption and the related financial impact, and the effects on us and our suppliers, customers and industry, cannot be reasonably estimated at this time, and could materially affect our business, results of operations and financial condition. Please read "Item 3 - Risk Factors" of our Annual Report on Form 20-F for the year ended December 31, 2020 for more details on potential effects of the coronavirus on our business.

RESULTS OF OPERATIONS

Summary of Consolidated Income from Vessel Operations

Our consolidated income from vessel operations increased to $135.3 million for the six months ended June 30, 2021, compared to $91.3 million in the same period of the prior year. The primary reasons for this increase are reflected in the table below and described following the table:

•an increase of $45.0 million due to a write-down of six multi-gas carriers during the first quarter of 2020 partly as a result of the economic environment at that time (including the economic impact of the COVID-19 global pandemic);

•an increase of $11.5 million due to lower operational claims on certain of our LNG and LPG carriers; and

•an increase of $0.9 million primarily due to higher charter rates earned on our LPG carriers, partially offset by unscheduled off-hire days for certain of our multi-gas carriers due to repairs;

partially offset by:

•a decrease of $7.0 million primarily due to the timing of repairs and maintenance expenditures incurred;

•a decrease of $5.2 million due to 85 off-hire days for the scheduled dry docking of two LNG carriers during 2021; and

•a decrease of $3.7 million due to the redelivery of the Creole Spirit LNG carrier and this vessel earning a lower rate upon redeployment in March 2021.

Summary of Equity Income

Our equity income from equity-accounted joint ventures increased to $66.5 million for the six months ended June 30, 2021, compared to $32.5 million in the same period of the prior year. The primary reasons for this increase are reflected in the table below and described following the table:

•an increase of $39.1 million for the six months ended June 30, 2021 due to unrealized gains on non-designated interest rate swaps due to an increase in long-term forward LIBOR benchmark interest rates, compared to unrealized losses in the same period of the prior year due to a decrease in long-term forward LIBOR benchmark interest rates;

•an increase of $3.1 million primarily due to higher rates earned on certain LPG carriers in our 50%-owned joint venture with Exmar NV (or the Exmar LPG Joint Venture);

partially offset by:

•a decrease of $5.4 million primarily due to lower charter rates earned upon redeployment of the Marib Spirit, Arwa Spirit and Methane Spirit between May 2020 and April 2021 in our 52%-owned joint venture with Marubeni Corporation (or the MALT Joint Venture); and

•a decrease of $4.5 million due to unscheduled off-hire for repairs on certain of our equity-accounted LNG carriers in our 50%-owned joint venture with China LNG Shipping (Holdings) Limited (or the Yamal LNG Joint Venture) and off-hire for scheduled dry docking and unscheduled off-hire for repairs of certain of our equity-accounted LPG carriers in the Exmar LPG Joint Venture for the six months ended June 30, 2021.

Liquefied Natural Gas Segment

As at June 30, 2021, our liquefied natural gas segment fleet included 47 LNG carriers and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following table compares our liquefied natural gas segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2021 and 2020, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2021 and 2020 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the 22 LNG carriers that are accounted for under the consolidation method of accounting and the Magellan Spirit chartered-in from our 52%-owned MALT Joint Venture. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30		% Change
	2021	2020
Voyage revenues	136,764	137,822	(0.8)
Voyage expenses	(841)	(806)	4.3
Net voyage revenues	135,923	137,016	(0.8)
Vessel operating expenses	(27,260)	(24,599)	10.8
Time-charter hire expense	(5,867)	(5,368)	9.3
Depreciation and amortization	(30,660)	(30,566)	0.3
General and administrative expenses(1)	(6,268)	(7,251)	(13.6)
Income from vessel operations	65,868	69,232	(4.9)
Equity income	26,000	27,795	(6.5)
Operating Data:
Revenue Days (A)	2,029	2,086	(2.7)
Calendar-Ship-Days (B)	2,093	2,093	—
Utilization (A)/(B)	96.9%	99.7%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30		% Change
	2021	2020
Voyage revenues	278,180	270,392	2.9
Voyage expenses	(2,970)	(1,835)	61.9
Net voyage revenues	275,210	268,557	2.5
Vessel operating expenses	(52,843)	(46,691)	13.2
Time-charter hire expense	(11,717)	(11,290)	3.8
Depreciation and amortization	(60,892)	(61,158)	(0.4)
General and administrative expenses(1)	(12,871)	(13,004)	(1.0)
Income from vessel operations	136,887	136,414	0.3
Equity income	58,939	27,977	110.7
Operating Data:
Revenue Days (A)	4,075	4,183	(2.6)
Calendar-Ship-Days (B)	4,163	4,196	(0.8)
Utilization (A)/(B)	97.9%	99.7%
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

For the six months ended June 30, 2021, our liquefied natural gas segment’s total calendar-ship-days decreased by 0.8% to 4,163 days, from 4,196 days for the same period of the prior year due to one less calendar day per vessel and due to the sales of the WilForce and WilPride LNG carriers in January 2020. During the six months ended June 30, 2021, vessels in this segment were off-hire for 84 days for a scheduled dry dock, three days for unscheduled repairs and one idle day, compared to vessels in this segment being off-hire for 13 days for unscheduled repairs in the same period of the prior year. As a result, our utilization decreased to 97.9% for the six months ended June 30, 2021, compared to 99.7% for the same period of the prior year.
Net Voyage Revenues. Net voyage revenues decreased by $1.1 million for the three months ended June 30, 2021 and increased by $6.7 million for the six months ended June 30, 2021 compared to the same periods of the prior year, primarily as a result of:
•decreases of $3.3 million and $5.2 million for the three and six months ended June 30, 2021 due to 64 off-hire days for a scheduled drydocking of the Murex Spirit during the second quarter of 2021 and 21 off-hire and idle days for a scheduled dry docking of the Creole Spirit during the first quarter of 2021; and

•decreases of $2.5 million and $3.7 million for the three and six months ended June 30, 2021 due to the redelivery of the Creole Spirit LNG carrier and this vessel earning a lower rate upon redeployment in March 2021;

partially offset by:

•increases of $2.2 million and $12.0 million for the three and six months ended June 30, 2021 primarily due to lower operational claims on certain of our LNG carriers primarily due to favorable settlement agreements reached for certain of our LNG carriers; and

•increases of $1.3 million and $2.5 million for the three and six months ended June 30, 2021 primarily due to foreign currency exchange gains on certain LNG carriers as a result of appreciation of the U.S. Dollar against the Euro.

Vessel Operating Expenses. Vessel operating expenses increased by $2.7 million and $6.2 million for the three and six months ended June 30, 2021 compared to the same periods of the prior year, primarily as a result of the timing of repairs and maintenance expenditures incurred on certain of our LNG carriers.

Equity Income. Equity income was $26.0 million and $58.9 million for the three and six months ended June 30, 2021 compared to $27.8 million and $28.0 million for the same periods of the prior year as set forth in the table below:

	Equity Income (Loss) from Equity-Accounted LNG Joint Ventures
(in thousands of U.S. Dollars except percentages)	Angola LNG Carriers	Bahrain LNG Joint Venture	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Equity Income
Ownership Percentage	33%	30%	50%	52%	20-30%	40%	50%
Equity income (loss) for three months ended June 30, 2021	3,269	(4,357)	1,120	2,389	2,268	2,884	18,427	26,000
Included in equity income (loss):
Unrealized gains (losses) on non- designated derivative instruments	1,857	(4,244)	—	9	—	—	(148)	(2,526)
Credit loss (provision) reversal	(49)	(400)	—	(29)	—	(544)	300	(722)
Equity income (loss) for three months ended June 30, 2020	990	(1,198)	1,403	4,224	2,770	2,406	17,200	27,795
Included in equity income (loss):
Unrealized (losses) gains on non- designated derivative instruments	(1,275)	(2,968)	—	—	—	—	210	(4,033)
Credit loss reversal (provision)	18	1,587	—	—	(565)	(889)	272	423
Difference in Equity Income (Loss)	2,279	(3,159)	(283)	(1,835)	(502)	478	1,227	(1,795)

	Equity Income (Loss) from Equity-Accounted LNG Joint Ventures
(in thousands of U.S. Dollars except percentages)	Angola LNG Carriers	Bahrain LNG Joint Venture	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Equity Income
Ownership Percentage	33%	30%	50%	52%	20-30%	40%	50%
Equity income for six months ended June 30, 2021	5,127	6,282	2,053	4,460	3,998	3,360	33,659	58,939
Included in equity income:
Unrealized gains on non- designated derivative instruments	4,077	7,567	—	205	—	—	514	12,363
Credit loss (provision) reversal	(1,839)	(1,788)	—	(50)	(435)	(3,450)	163	(7,399)
Equity income (loss) for six months ended June 30, 2020	511	(29,740)	2,199	9,673	6,373	5,716	33,245	27,977
Included in equity income (loss):
Unrealized losses on non- designated derivative instruments	(3,816)	(21,079)	—	—	—	—	(558)	(25,453)
Credit loss reversal (provision)	18	(8,213)	—	—	(465)	(569)	672	(8,557)
Difference in Equity Income (Loss)	4,616	36,022	(146)	(5,213)	(2,375)	(2,356)	414	30,962

The following table summarizes our equity-accounted fleet as of June 30, 2021 and 2020. In addition, we have a 30% interest in an LNG regasification terminal in Bahrain.

	Equity-Accounted Joint Ventures - LNG Fleet Count
	Angola LNG Carriers	Exmar LNG Carriers	MALT LNG Carriers	Pan Union LNG Carriers	RasGas III LNG Carriers	Yamal LNG Carriers	Total Number of Vessels
Number of vessels as at June 30, 2021 and 2020	4	1	6	4	4	6	25

Angola LNG Carriers. The increase in equity income of $2.3 million and $4.6 million for the three and six months ended June 30, 2021 compared to the same periods of the prior year, was primarily due to unrealized gains on non-designated derivative instruments, partially offset by 60 off-hire days for the scheduled dry docking of three Angola LNG Carriers during the six months ended June 30, 2021. The increase in equity income for the six months ended June 30, 2021 was also due to an increase in unrealized credit loss provisions recorded in the first quarter of 2021 as a result of declines in estimated charter-free vessel valuations, which are servicing time-charter contracts accounted for as direct financing leases.
Bahrain LNG Joint Venture. The decrease in equity income of $3.2 million for the three months ended June 30, 2021 compared to the same period of the prior year, was primarily due to an increase in unrealized credit loss provisions and unrealized losses on non-designated derivative instruments. The increase in equity income of $36.0 million for the six months ended June 30, 2021 compared to the same period of the prior year, was primarily due to higher unrealized gains on non-designated derivative instruments and a decrease in unrealized credit loss provisions compared to higher initial unrealized credit loss provision recognized during the first quarter of 2020 upon commencement of operations of the LNG regasification terminal.
MALT LNG Carriers. The decrease in equity income of $1.8 million and $5.2 million for the three and six months ended June 30, 2021 compared to the same periods of the prior year, was primarily due to lower charter rates upon redeployment of the Marib Spirit, Arwa Spirit and Methane Spirit between May 2020 and April 2021. The decrease was partially offset by a decrease in interest expense due to lower debt balances.
Pan Union LNG Carriers. The decrease in equity income of $2.4 million for the six months ended June 30, 2021 compared to the same periods of the prior year, was primarily due to 25 unplanned off-hire days for repairs to the Pan Asia and the timing of operating expenditures.
RasGas III LNG Carriers. The decrease in equity income of $2.4 million for the six months ended June 30, 2021 compared to the same period of the prior year, was primarily due to an increase in unrealized credit loss provisions recorded in the first quarter of 2021 as a result of declines in estimated charter-free vessel valuations, which are servicing time-charter contracts accounted for as direct financing leases. The decrease was partially offset by a decrease in interest expense due to lower debt balances.
Liquefied Petroleum Gas Segment
As at June 30, 2021, our liquefied petroleum gas segment fleet included 23 LPG carriers, in which we own a 50% interest, and seven multi-gas carriers which are wholly-owned.

The following table compares our liquefied petroleum gas segment’s operating results, revenue days, calendar-ship-days and utilization for the three and six months ended June 30, 2021 and 2020, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2021 and 2020 to loss from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes the seven multi-gas carriers that are accounted for under the consolidation method of accounting. A comparison of the results from vessels and assets accounted for under the equity method are described below under "Equity Income".

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended June 30,		% Change
	2021	2020
Voyage revenues	12,005	10,383	15.6
Voyage expenses	(5,519)	(4,523)	22.0
Net voyage revenues	6,486	5,860	10.7
Vessel operating expenses	(5,276)	(3,808)	38.6
Depreciation and amortization	(1,689)	(1,063)	58.9
General and administrative expenses(1)	(653)	(632)	3.3
(Loss) income from vessel operations	(1,132)	357	(417.1)
Equity income	2,940	4,360	(32.6)
Operating Data:
Revenue Days (A)	589	611	(3.6)
Calendar-Ship-Days (B)	637	637	—
Utilization (A)/(B)	92.5%	95.9%

(in thousands of U.S. Dollars, except revenue days, calendar-ship-days and percentages)	Six Months Ended June 30,		% Change
	2021	2020
Voyage revenues	23,391	17,700	32.2
Voyage expenses	(10,573)	(5,811)	81.9
Net voyage revenues	12,818	11,889	7.8
Vessel operating expenses	(9,782)	(7,820)	25.1
Depreciation and amortization	(3,359)	(3,110)	8.0
General and administrative expenses(1)	(1,217)	(1,046)	16.3
Write-down of vessels	—	(45,000)	(100.0)
Loss from vessel operations	(1,540)	(45,087)	(96.6)
Equity income	7,517	4,551	65.2
Operating Data:
Revenue Days (A)	1,183	1,248	(5.2)
Calendar-Ship-Days (B)	1,267	1,274	(0.5)
Utilization (A)/(B)	93.4%	98.0%
(1)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).
Our liquefied petroleum gas segment’s total calendar-ship-days decreased to 1,267 days for the six months ended June 30, 2021, compared to 1,274 days for the same period of the prior year due to one less calendar day per vessel. During the six months ended June 30, 2021 vessels in this segment were off-hire for 51 days for unscheduled repairs and for 33 days for a scheduled dry dock compared to vessels in this segment being off-hire for 26 days for a scheduled dry dock in the same period of the prior year. As a result, our utilization decreased to 93.4% for the six months ended June 30, 2021, compared to 98.0% for the same period of the prior year.

Net Voyage Revenues. Net voyage revenues increased by $0.6 million and $0.9 million for the three and six months ended June 30, 2021 compared to the same periods of the prior year, primarily due to higher charter rates earned, partially offset by unscheduled off-hire days for certain of our multi-gas carriers due to repairs.

Vessel Operating Expenses. Vessel operating expenses increased by $1.5 million and $2.0 million for the three and six months ended June 30, 2021 compared to the same periods of the prior year, primarily as a result of the timing of repairs and maintenance expenditures incurred on certain of our multi-gas carriers.

Write-down of Vessels. During the six months ended June 30, 2020, six of our seven wholly-owned multi-gas carriers (the Unikum Spirit, Vision Spirit, Pan Spirit, Cathinka Spirit, Camilla Spirit and Sonoma Spirit), were written down to their estimated fair values, partly as a result of the economic environment at that time (including the economic impact of the COVID-19 global pandemic), for a total write-down of $45.0 million.

Equity Income. Equity income from the Exmar LPG Joint Venture decreased by $1.4 million for the three months ended June 30, 2021 compared to the same period of the prior year, primarily due to 50 off-hire days for a scheduled dry dock of the Libramont and 37 off-hire days for unscheduled repairs to the Eupen. Equity income increased by $3.0 million for the six months ended June 30, 2021 compared to the same period of the prior year, primarily due to higher rates earned, higher unrealized gains on non-designated derivative instruments and a decrease in interest expense due to lower debt balances, partially offset by off-hire during the three months ended June 30, 2021.

Other Operating Results
Interest Expense. Interest expense decreased to $30.1 million and $59.7 million for the three and six months ended June 30, 2021 from $35.1 million and $71.8 million for the same periods of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The decrease was primarily due to a lower debt balance as a result of debt repayments and a decrease in LIBOR for the three and six months ended June 30, 2021 compared to the same periods of the prior year.
Realized and Unrealized (Loss) Gain on Non-designated Derivative Instruments. Net realized and unrealized (losses) gains on non-designated derivative instruments were $(2.9) million and $3.7 million for the three and six months ended June 30, 2021 as compared to $(8.5) million and $(29.0) million in the same periods of the prior year. Please see “Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" for a further breakdown of such amounts by type of derivative contract and whether such (losses) gains were realized or unrealized.

We enter into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated and Euro-denominated floating rate debt. As at June 30, 2021 and 2020, we had interest rate swap agreements, excluding swap agreements held by our equity-accounted joint ventures, with aggregate average net outstanding notional amounts of approximately $815 million and $829 million, respectively, and with average fixed rates of 2.7% and 3.1%, respectively, for the respective six-month periods then ended.

The increase in realized losses relating to our interest rate swap agreements of $19.8 million for the six months ended June 30, 2021 compared to the same period of the prior year was primarily due to the termination of the interest rate swap agreement associated with the debt refinancing in our 70%-owned consolidated joint venture, TK BLT Corporation (or the Tangguh Joint Venture) during the first quarter of 2021.

Three and six months ended June 30, 2021

During the three months ended June 30, 2021, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from a reclassification of $3.2 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps, partially offset by $2.7 million of unrealized losses primarily related to a decrease in long-term forward LIBOR benchmark interest rates relative to March 31, 2021.

During the three months ended June 30, 2021, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $0.7 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps, partially offset by $0.1 million of unrealized losses due to decreases in long-term forward EURIBOR benchmark interest rates relative to March 31, 2021.

During the six months ended June 30, 2021, we recognized unrealized gains on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from a reclassification of $24.9 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swap agreements, of which $18.0 million related to termination of interest rate swaps in the Tangguh Joint Venture, and $3.7 million of unrealized gains primarily relating to an increase in long-term forward LIBOR benchmark interest rates relative to the beginning of 2021.

During the six months ended June 30, 2021, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $1.5 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps.

Three and six months ended June 30, 2020

During the three months ended June 30, 2020, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $8.1 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to March 31, 2020, partially offset by a reclassification of $2.9 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the three months ended June 30, 2020, we recognized unrealized gains on our interest rate swap agreements associated with our Euro-denominated long-term debt. This resulted from a reclassification of $0.8 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps partially offset by $0.5 million of unrealized losses due to decreases in long-term forward EURIBOR benchmark interest rates relative to March 31, 2020.

During the six months ended June 30, 2020, we recognized unrealized losses on our interest rate swap agreements associated with our U.S. Dollar-denominated long-term debt. This resulted from $28.6 million of unrealized losses relating to decreases in long-term forward LIBOR benchmark interest rates relative to the beginning of 2020, partially offset by a reclassification of $5.0 million of previously recognized unrealized losses to realized losses related to cash settlements of our interest rate swaps.

During the six months ended June 30, 2020, we recognized unrealized gains on our interest rate swap agreements associated with our Euro denominated long-term debt. This resulted from a reclassification of $1.6 million of previously recognized unrealized losses to realized losses related to actual cash settlements of our interest rate swaps partially offset by $0.4 million of unrealized losses due to decreases in long-term forward EURIBOR benchmark interest rates relative to the beginning of 2020.

Foreign Currency Exchange (Loss) Gain. Foreign currency exchange (losses) gains were $(2.8) million and $4.1 million for the three and six months ended June 30, 2021 as compared to $(11.6) million and $(6.9) million for the same periods of the prior year. These foreign currency exchange (losses) gains were primarily due to the relevant period-end revaluation of our NOK-denominated debt and our Euro-denominated term loans for financial reporting purposes into U.S. Dollars, net of the realized and unrealized gains and losses on our cross currency swaps. Gains on NOK-denominated and Euro-denominated monetary liabilities reflect a stronger U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Losses on NOK-denominated and Euro-denominated monetary liabilities reflect a weaker U.S. Dollar against the NOK and Euro on the date of revaluation or settlement compared to the rate in effect at the beginning of the period.

For the three months ended June 30, 2021, foreign currency exchange losses included unrealized losses on our cross currency swaps of $2.3 million, the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $1.6 million and realized losses on our cross currency swaps of $1.3 million. These losses were partially offset by unrealized gains on the revaluation of our NOK-denominated debt of $2.2 million.

For the six months ended June 30, 2021, foreign currency exchange gains included unrealized gains on our cross currency swaps of $2.9 million and on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $2.8 million and unrealized gains on the revaluation of our NOK-denominated debt of $1.0 million. These gains were partially offset by realized losses on our cross currency swaps of $2.6 million.

For the three months ended June 30, 2020, foreign currency exchange losses included unrealized losses on the revaluation of our NOK denominated debt of $20.0 million, unrealized losses on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $2.3 million and realized losses on our cross currency swaps of $1.4 million. These losses were partially offset by unrealized gains on our cross currency swaps of $12.1 million.

For the six months ended June 30, 2020, foreign currency exchange losses included unrealized losses on our cross currency swaps of $37.4 million, realized losses on our cross currency swaps of $3.2 million and unrealized losses on the revaluation of our Euro-denominated and non-U.S. Dollar-denominated cash, restricted cash, working capital and debt of $0.3 million. These losses were partially offset by unrealized gains on the revaluation of our NOK-denominated debt of $34.0 million.

Other expense. Other expense increased to $1.1 million and $4.9 million for the three and six months ended June 30, 2021 compared to $0.7 million and $1.0 million for the same periods of the prior year. The increase for the six months ended June 30, 2021 primarily relates to an increase in unrealized credit loss provision as a result of declines of estimated charter-free valuations of certain of our LNG vessels, which are servicing time-charter contracts accounted for as direct financing leases, and the impact of such declines on our expectation of the value of such vessels upon completion of their existing charter contracts.

(in thousands of U.S. Dollars)	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Other expense	(1,088)	(679)	(4,857)	(1,040)
Included in other expense:
Credit loss provision	(744)	(260)	(4,417)	(160)

Income tax (expense) recovery. Income tax (expense) recovery was $(1.8) million and $(1.0) million for the three and six months ended June 30, 2021 compared to $1.8 million and $(0.7) million for the same periods of the prior year. The increase in income tax expense for the six months ended June 30, 2021 primarily relates to changes in deferred tax balances due to timing of deductions in the Tangguh Joint Venture, in which we have a 70% ownership interest.

Other Comprehensive (Loss) Income. Other comprehensive (loss) income was $(11.0) million and $32.8 million for the three and six months ended June 30, 2021, compared to $(8.2) million and $(62.1) million for the same periods of the prior year due to changes in the valuation of interest rate swaps accounted for using hedge accounting within Teekay Nakilat Corporation (or the RasGas II Joint Venture), in which we own a 70% interest, and in certain of our equity-accounted joint ventures.

Liquidity and Capital Resources
Sources and Uses of Capital
We generate cash flows from the charters that our vessels service. Our business strategy is to employ a substantial majority of our vessels on fixed-rate contracts primarily with large energy companies and their transportation subsidiaries. However, our LPG vessels primarily operate on short-term time-charters or in the spot market which can contribute to volatility of our net operating cash flow. Variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service and vessel acquisitions or vessel dispositions, the timing of dividends received or return of capital from equity-accounted investments, among other factors. The number of vessel dry dockings tends to vary each period depending on the vessel's maintenance schedule and required maintenance.
Our equity-accounted joint ventures are generally required to distribute all available cash to their owners. However, we do not have full control over the operations of, nor do we have any legal claim to the revenue and expenses of our investments in our equity-accounted joint ventures. Consequently, the cash flow generated by our investments in equity-accounted joint ventures may not be available for use by us in the period that such cash flows are generated. The timing and amount of dividends distributed by our equity-accounted joint ventures are affected by the timing and amounts of debt repayments in the joint ventures, capital requirements of the joint ventures, as well as any cash reserves maintained in the joint ventures for operations, capital expenditures, dry-docking expenditures and/or as required under financing agreements.
Our other sources of funds include borrowings from debt facilities, borrowings from obligations related to finance leases and net proceeds from the issuances of debt or equity securities and, to a lesser extent, the proceeds from the sales of our vessels.
Our uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, committed capital expenditures, debt service costs, interest rate swap and cross currency swap settlements, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units and common units, and funding any common and preferred unit repurchases we may undertake, as well as funding our other working capital requirements. In addition, we use cash to acquire or build vessels to grow the size of our fleet or make investments in our equity-accounted joint ventures for them to acquire or build vessels. The timing of any newbuilding vessel or vessel acquisition activity may vary significantly from year to year.

Our revolving credit facilities, term loans and obligations related to finance leases are described in "Item 1 – Financial Statements: Note 5a – Chartered-in Vessels – Obligations related to Finance Leases" and "Item 1 – Financial Statements: Note 8 – Long-Term Debt". Our term loans, revolving credit facilities and obligations related to finance leases contain covenants and other restrictions typical of debt financing secured by vessels, which restrict the vessel-owning or lessee subsidiaries from:

•incurring or guaranteeing indebtedness;
•changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;
•paying dividends or distributions if they are in default;
•making capital expenditures in excess of specified levels;
•making certain negative pledges and granting certain liens;
•selling, transferring, assigning or conveying assets;
•making certain loans and investments; and
•entering into a new line of business.

Certain of our credit facilities require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facilities, term loans and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. As at June 30, 2021, we had five facilities with an aggregate outstanding loan balance of $525.4 million that require us to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 115%, 120%, 120% and 135%, which as at June 30, 2021, were 137%, 400%, 145%, 148% and 195%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties where available, or prepared by us based on second-hand sale and purchase market data. Since vessel values can be volatile, our estimate of market value may not be indicative of either the current or future price that could be obtained if the related vessel was actually sold. As at June 30, 2021, we were in compliance with all covenants relating to our credit facilities, term loans and finance leases. Our debt facilities and obligations related to finance leases will typically require us to make interest payments based on LIBOR, NIBOR or EURIBOR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 1 - Financial Statements: Note 11 – Derivative Instruments and Hedging Activities and the extent of our exposure to changes in interest rates is described in further detail in Item 1 – Financial Statements: Note 5a – Chartered-in Vessels – Obligations related to Finance Leases" and "Item 1 – Financial Statements: Note 8 – Long-Term Debt".

Cash Flows. The following table summarizes our cash flows for the periods presented:

(in thousands of U.S. Dollars)	Six Months Ended June 30,
	2021	2020
Net cash flow from operating activities	85,584	423,861
Net cash flow used for financing activities	(150,804)	(375,845)
Net cash flow used for investing activities	(2,523)	(8,832)

Operating Cash Flows. Net cash flow from operating activities decreased to $85.6 million for the six months ended June 30, 2021, from $423.9 million for the same period of the prior year, primarily due to: $260.4 million in cash flows generated by receipts from the sale of the WilForce and WilPride sales-type leases in January 2020; $75.3 million due to the timing of settlements of non-cash working capital; and $33.8 million due to the termination of an interest rate swap agreement during the six months ended June 30, 2021. These decreases were partially offset by $13.7 million increased distributions from our equity-accounted joint ventures; and $11.5 million due to lower operational claims on certain of our LNG and LPG carriers during the six months ended June 30, 2021.
Financing Cash Flows. Net cash flow used for financing activities decreased to $150.8 million for the six months ended June 30, 2021, from $375.8 million for the same period of the prior year, primarily due to: a $457.8 million decrease in debt prepayments and repayments due to the repayment of bonds and settlement of associated cross currency swaps which matured in May 2020; the prepayment of debt collateralized by the WilForce and WilPride upon their sales in January 2020 and the refinancing of one of our revolving credit facilities in March 2020; $15.6 million of cash used to repurchase common units during the six months ended June 30, 2020; and $2.2 million of cash used to acquire the non-controlling interest in certain of our subsidiaries during the six months ended June 30, 2020. These decreases in cash used for financing activities during the six months ended June 30, 2021, were partially offset by: a $234.0 million decrease in net proceeds from the issuance of long-term debt; a $13.1 million increase in cash distributions paid during the six months ended June 30, 2021 as a result of increases in cash distributions on common units in May 2020 and May 2021; and $2.7 million of dividends paid by the RasGas II Joint Venture to its non-controlling interest during the six months ended June 30, 2021.
Investing Cash Flows. Net cash flow used for investing activities decreased to $2.5 million for the six months ended June 30, 2021, compared to $8.8 million for the same period of the prior year, primarily due to $10.0 million and $0.3 million repayments of advances that the Exmar LPG Joint Venture and Angola Joint Venture repaid to us in 2021, respectively, partially offset by a $4.0 million increase in cash expenditures for vessels and equipment.
Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow provided by our operations, cash distributions we receive from our equity-accounted joint ventures, our undrawn credit facilities and capital raised through financing transactions. Our cash management policies have a primary objective of minimizing both the probability of loss and return volatility as well as ensuring securities purchased can be sold readily and efficiently. A secondary objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facilities is described in "Item 1 - Financial Statements: Note 8 - Long-term Debt" of this report on Form 6-K.

Our total liquidity, which consists of cash, cash equivalents and undrawn credit facilities, was $381.9 million as at June 30, 2021, compared to $461.6 million as at December 31, 2020. This decrease was primarily a result of $90.2 million of repayments and prepayments of non-revolving long-term debt and obligations related to finance leases, net of proceeds from the issuance of long-term debt, $60.4 million of cash distributions paid, and a $17.1 million scheduled decrease in the borrowing capacity of our revolving credit facilities, partially offset by $85.6 million of net operating cash flow.

As at June 30, 2021, we had a working capital deficit of $352.3 million. This working capital deficit primarily arose from $355.1 million of long-term debt being classified as current at June 30, 2021 relating to scheduled debt maturities and repayments in the 12 months following June 30, 2021. Scheduled debt maturities include $139.5 million of NOK bonds maturing in October 2021, and $105.0 million drawn under revolving credit facilities due in March 2022 which we expect to refinance to meet our minimum liquidity requirements under our financial covenants.

The following table summarizes our contractual obligations as at June 30, 2021, excluding those of our equity-accounted joint ventures, that relate to the 12-month period following such date and those in subsequent periods. Due to the capital intensive industry in which we operate and our significant reliance on long-term borrowing, the timing of capital expenditure commitments and the timing of the repayment of debt obligations is important in understanding an assessment of our ability to generate and obtain adequate amounts of cash to meet our requirements. Our primary liquidity needs for the remainder of 2021 through the second quarter of 2022 include the payment of operating expenses, dry-docking expenditures, the funding of general working capital requirements, scheduled repayments and maturities of long-term debt and obligations related to finance leases, debt service costs, committed capital expenditures, our quarterly distributions, including payments of distributions on our Series A and Series B Preferred Units and common units and funding any common and preferred unit repurchases we may undertake. For at least the one-year period following June 30, 2021, we expect that our existing liquidity, combined with the cash flow we expect to generate from our operations, dividends we expect to receive from our equity-accounted joint ventures, and proceeds from the expected debt refinancing of our $225 million unsecured revolving credit facility, which we consider probable based on our history of refinancing similar debt, will be sufficient to finance our liquidity needs for this period. Subsequent to June 30, 2022, our second revolving credit facility matures in September 2022, which as at June 30, 2021, provided for borrowings up to $117.7 million and was fully undrawn. We also have a NOK bond maturing in 2023 as noted in the table below. Our ability to have sufficient liquidity beyond June 30, 2022 will depend upon our ability to refinance these obligations which will be impacted by our financial condition and the condition of credit markets in the months leading up to the maturity date. In addition, as at June 30, 2021, we did not have any significant capital commitments related to the acquisition of new or second-hand vessels. However, we expect to bid on selected LNG projects in the future and if we are awarded any of such contracts, it is expected that we would concurrently enter into construction contracts related to new vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing through public or private offerings.

	Total	12 Months Following June 30, 2021	Remainder of 2022	2023	2024	2025	Beyond 2025
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt:(1)
Scheduled repayments	459.6	83.9	37.0	75.9	73.4	71.1	118.3
Repayments at maturity	478.7	105.0	—	—	22.1	—	351.6
Commitments related to finance leases(1) (2)	1,671.9	137.9	68.2	135.5	132.0	129.7	1,068.6
Commitments related to operating leases(3)	208.6	46.9	12.0	24.0	23.9	23.9	77.9
Equipment and other construction contract costs(4)	39.2	37.5	1.7	—	—	—	—
Total U.S. Dollar-denominated obligations	2,858.0	411.2	118.9	235.4	251.4	224.7	1,616.4
Euro-Denominated Obligations(5)
Long-term debt(1)	134.4	28.5	14.7	61.7	29.5	—	—
Total Euro-denominated obligations	134.4	28.5	14.7	61.7	29.5	—	—
Norwegian Krone-Denominated Obligations(5)
Long-term debt(1)	354.5	139.5	—	98.8	—	116.2	—
Total Norwegian Krone-denominated obligations	354.5	139.5	—	98.8	—	116.2	—
Totals	3,346.9	579.2	133.6	395.9	280.9	340.9	1,616.4

(1)Our interest-bearing obligations include bonds, commercial bank debt and obligations related to finance leases. Please read “Item 1 - Financial Statements: Note 5a – Chartered-in Vessels – Obligations related to Finance Leases" and “Item 1 – Financial Statements: Note 8 – Long-Term Debt” for the terms upon which future interest payments are determined as well as “Item 1 - Financial Statements: Note 11 - Derivative Instruments and Hedging Activities" for a summary of the terms of our derivative instruments which hedge certain of our floating rate interest-bearing obligations.

(2)Includes, in addition to lease payments, amounts we are required to pay to purchase the leased assets at the end of their respective lease terms.

(3)We have corresponding leases whereby we are the lessor and expect to receive approximately $192.8 million under these leases from the remainder of 2021 to 2028.

(4)The Bahrain LNG Joint Venture, in which we have a 30% ownership interest, has an LNG receiving and regasification terminal in Bahrain. The Bahrain LNG Joint Venture completed the mechanical construction and commissioning of the Bahrain terminal in late-2019 and began receiving terminal use payments in early-2020 under its 20-year agreement with NOGA. As at June 30, 2021, our 30% share of the estimated remaining costs included in the table above is $11.3 million, of which the Bahrain LNG Joint Venture has secured undrawn debt financing of $7 million related to our proportionate share.

    In June 2019, the Partnership entered into an agreement with a contractor to supply equipment on certain of our LNG carriers in 2021 and 2022, for an estimated installed cost of $54.8 million. As at June 30, 2021, the estimated remaining costs of this installation were $27.9 million.

(5)Euro-denominated and NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of June 30, 2021.

Other risks and uncertainties related to our liquidity include resolution of contingent liabilities as outlined in "Item 1 – Financial Statements: Note 12 – Commitments and Contingencies. We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for our equity-accounted joint ventures. As at June 30, 2021, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps was $1.3 billion. As at June 30, 2021, with the exception of debt service coverage ratio breaches for three of the vessels in the Angola Joint Venture, all of our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee. The Angola Joint Venture expects to obtain a waiver for the covenant requirements that were not met at June 30, 2021 until the next compliance test at December 31, 2021, similar to the waiver obtained in March 2021. If such guarantees were to be called upon, it could have a significant financial impact on us. Passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for gas and reduced demand for our services.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2020, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2020. Other than what has been disclosed in "Item 1 – Financial Statements: Note 2 – Accounting Pronouncements", there have been no significant changes in accounting estimates and assumptions from those discussed our the 2020 Annual Report on Form 20-F.

Goodwill

At June 30, 2021, we had two reporting units with goodwill attributable to them. Based on conditions that existed at June 30, 2021, we do not believe that there is a reasonable possibility that the goodwill attributable to these reporting units might be impaired. However, certain factors that impact this assessment are inherently difficult to forecast and, as such, we cannot provide any assurance that an impairment will or will not occur in the future. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. Some of these factors are discussed in more detail in the following section entitled Forward-Looking Statements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and six months ended June 30, 2021 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•the expected scope, duration and potential effects of the COVID-19 global pandemic and related effects on our industry and business, including, among other things, our liquidity, customer defaults, and crew health;
•the expected timing and completion of dry docking activities;
•our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows and our expected debt refinancing, and our estimation that we will have sufficient liquidity for at least a one-year period;
•the expected commencement of certain charter contracts;
•the expected timing and cost relating to the additional equipment to be installed for certain of our LNG carriers;
•expected exposure to interest rate volatility;
•the expected waiver of certain loan facility covenant requirements;
•our expectation to bid on selected LNG projects in the future and our expectation to enter into any awarded construction contracts related to new vessels;
•expected interest payments; and
•uncertain tax positions.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: competitive factors in the markets in which we operate; changes in the financial stability of our charterers; changes in our expenses; higher than expected costs and/or delays associated with the installation of additional equipment on certain of our LNG carriers or with the drydocking of our vessels; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or price of LNG or LPG; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; our ability to fund our liquidity needs during the next 12 months, including our ability to access additional cash and capital and refinance our debt; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; changes in laws or regulations, including those relating to the regulation of greenhouse gases; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the duration and extent of the COVID-19 global pandemic and any resulting effects on the markets in which we operate; the impact of the COVID-19 global pandemic on our ability to maintain safe and efficient operations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2020. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2021
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, which could materially affect our business, financial condition or results of operations.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Mine Safety Disclosures
None
Item 5 – Other Information
On June 9, 2021, the board of our General Partner appointed Heidi Locke Simon to serve as a director of our General Partner.
Ms. Locke Simon has served on the board of Teekay Corporation since 2017. She was formerly a partner at Bain & Company, a global management consulting organization, where she worked from 1993 to 2012. Prior to this, Ms. Locke Simon was an Investment Banking Analyst at Goldman, Sachs & Co. She contributed to HBS Community Partners, a volunteer consulting organization, from 2013 to 2016. She also served as a Board Observer with Teekay Corporation from 2016 to 2017 and as a director of KQED Public Media from 2008 to 2014, and she has served as a director of Turning Green since 2004. Ms. Locke Simon holds an MBA from Harvard Business School.
There is no understanding or arrangement between Ms. Locke Simon and any other person pursuant to which she was selected as a director. As noted above, Ms. Locke Simon is a director of Teekay Corporation, which owns and controls our General Partner. Ms. Locke Simon is also consultant to Kattegat Ltd., which controls Teekay Corporation’s largest shareholder.
Item 6 – Exhibits
None

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005
•REGISTRATION STATEMENT ON FORM F-3 (NO.333-190783) FILED WITH THE SEC ON AUGUST 22, 2013
•REGISTRATION STATEMENT ON FORM F-3 (NO.333-225584) FILED WITH THE SEC ON JUNE 12, 2018
•REGISTRATION STATEMENT ON FORM F-3 (NO.333-238331) FILED WITH THE SEC ON MAY 18, 2020

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

	By:	Teekay GP L.L.C., its general partner

Date: August 13, 2021	By:	/s/ N. Angelique Burgess
N. Angelique Burgess
Corporate Secretary